

GLOBAL corporate compliance



05005256

January 6, 2005

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 9 months ended Sept 30, 2004
2. Certification of interim filings – CEO
3. Certification of interim filings – CFO
4. News Release dated Nov. 19 '04
5. Material Change Report dated Nov. 18'04

Yours truly,

GLOBAL CORPORATE COMPLIANCE

PROCESSED
JAN 24 2005
THOMSON FINANCIAL

Brenda Davis
Associate



SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C.
202
SECTION

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I David Aftergood, President and Chief Executive Officer of Pacific Lottery Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Pacific Lottery Corporation**, (the issuer) for the nine month period ended **September 30, 2004** ;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: **November 18, 2004**

(signed) David Aftergood

David Aftergood
President and CEO


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C.
202
SECTION

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I **David W. Jones, Chief Financial Officer of Pacific Lottery Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Pacific Lottery Corporation**, (the issuer) for the six month period ended **September 30, 2004** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: **November 18, 2004**

(signed) David W. Jones

David W. Jones
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Nine Months Ended September 30, 2004 and 2003

(Unaudited as prepared by Management)


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C. 202 SECTION

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Balance Sheets

	September 30, 2004 (unaudited)	December 31, 2003 (audited)
Assets		
Current assets:		
Cash	$ 1,649,418	$ 2,248,994
Accounts receivable	27,546	101,698
Deposits	16,407	-
	1,693,371	2,350,692
Capital assets	449,387	615,631
	$ 2,142,758	$ 2,966,323
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 25,257	$ 63,334
Shareholders' equity (deficiency)		
Share capital	25,733,513	25,733,513
Contributed surplus	2,267,777	2,267,777
Deficit	(25,883,789)	(25,098,301)
	2,117,501	2,902,989
Commitments and contingencies (note 3)		
	$ 2,142,758	$ 2,966,323

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "David Aftergood" ,Director

(Signed) "Peter C. Wallis" ,Director

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statement of Operations and Deficit

(Unaudited)

	For the nine months ended September 30		For the three months ended September 30	
	2004	**2003**	**2004**	**2003**
Expenses:				
General and administrative	661,147	960,640	229,117	335,177
Interest on short-term debt and contracts payable	2,051	1,548	336	730
Depreciation and amortization	186,156	113,447	60,831	19,258
Interest income	(25,002)	(28,333)	(11,953)	(28,333)
Lottery	(38,864)	(47,088)	(8,418)	(14,872)
Net loss	785,488	1,000,214	269,913	311,960
Deficit, beginning of period	25,098,301	21,269,329	25,613,876	21,957,583
Deficit, end of period	$ 25,883,789	$ 22,269,543	$ 25,883,789	$ 22,269,543
Weighted average shares outstanding	58,704,016	32,734,995	58,704,016	52,592,905
Net loss per share:				
Basic	$ 0.01	$ 0.03	$ -	$ 0.01
Diluted	$ 0.01	$ 0.03	$ -	$ 0.01

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Unaudited)

	For the nine months ended September 30		For the three months ended September 30	
	2004	**2003**	**2004**	**2003**
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (785,488)	$ (1,000,214)	$ (269,913)	$ (311,960)
Items not involving cash:				
Amortiziation	186,156	113,447	60,831	19,258
Foreign exchange adjustment	-	(175,733)	-	88,016
Cash flow (outflow) from operations	(599,332)	(1,062,500)	(209,082)	(204,686)
Change in non-cash working capital balances	19,668	(266,104)	(31,939)	(70,530)
	(579,664)	(1,328,604)	(241,021)	(275,216)
Financing:				
Issue of common shares, net of issue costs	-	4,404,392	-	-
Proceeds on loan from related party	-	(131,152)	-	(107,272)
	-	4,273,240	-	(107,272)
Investing:				
Acquisiton of capital assets, net	(19,912)	(271,568)	(3,849)	(221,548)
	(19,912)	(271,568)	(3,849)	(221,548)
Increase (decrease) in cash	(599,576)	2,673,068	(244,870)	(604,036)
Cash position, beginning of year	2,248,994	89,102	1,894,288	3,366,206
Cash position, end of period	$ 1,649,418	$ 2,762,170	$ 1,649,418	$ 2,762,170

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, manufacture, operate and manage lottery gaming central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a online lottery system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $785,488 for the nine months ended September 30, 2004 and has a deficit of $25,883,789 as at September 30, 2004. The losses have been funded primarily by cash reserves remaining from the issuance of equity in the prior year. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its online lottery systems is dependent upon the Company's ability to successfully complete its research and development programs, obtain government approvals for its products, and finance its cash requirements through equity financings.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

1. Significant events:

In May 2004, the Corporation executed an agreement with the Centre For Micro-Electronics And Information Technology ("IMET") for the manufacture of the terminals for the Corporation in accordance with the specifications and in satisfaction of its contractual obligations to provide terminals for the launch of the Ho Chi Minh City modern online lottery program. The agreement with IMET allows for pricing at various volume levels. The minimum number of terminals to satisfy the Corporation's commitment to the Ho Chi Minh City lottery program is 600 terminals. Therefore, the agreement with IMET requires a purchase of $1,867,380 USD, which includes unit price, packaging, transportation and warranty.

On September 20, 2004 the Corporation announced that it had entered into a letter of engagement with Wolverton Securities Ltd. ("Wolverton") pursuant to which Wolverton has agreed to sell, on a commercially reasonable efforts basis by way of a private placement, up to 7,000,000 units of the Corporation at a purchase price of $0.35 per unit for gross proceeds of up to $2,450,000.00. The net proceeds from this private placement will be used for the purchase of equipment and marketing activities related to its contract to supply technology to the Government of Vietnam for the implementation and operation of a national online lottery program in Ho Chi Minh City (formerly Saigon) Vietnam.

2. Significant accounting policies:

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjuction with the most recent annual financial statements.

3. Commitments and contingencies:

Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

4. Comparative figures

Some comparative figures for the prior years have adjusted to conform to the current years presentation.

PACIFIC LOTTERY CORPORATION

Form 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS, Page 1 of 6

For the nine months ended September 30, 2004

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation		FOR QUARTER ENDED September 30, 2004	DATE OF REPORT yy/ mm/dd 04/11/18
ISSUER'S ADDRESS 2937 - 19th Street N.E.			
CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900
CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer		CONTACT TELEPHONE NO. 403-266-8900
CONTACT EMAIL ADDRESS davidaftergood@ags.ca		WEBSITE ADDRESS www.pacificlottery.ca	

Date and Subject of this Report

This Report, made as of November 18, 2004, is integral to and should be read in conjunction with the Company's unaudited financial statements for the nine month period ended September 30, 2004 and the Company's audited financial statements for the year ended December 31, 2003. The foregoing documents and additional information relating to the Company are available for viewing at www.sedar.com.

Description of Business

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, manufacture, operate and manage online lottery central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts primarily on the development and implementation of an online lottery system in Southern Vietnam.

Overall Performance

The Company continues development of 'in-house' lottery software and systems for its online operations, slated to begin later this year in Southern Vietnam, in satisfaction of its agreements with government representative agencies. The current position of the Company is within target ranges for overhead and development costs inline to meet the system implementation goals for lottery operations. Following the prior years restructuring and infusion of new capital the Company was able to extinguish all prior outstanding debts and reflect the singular focus of the Company's efforts to launch a

Overall Performance (Continued)

lottery system by early 2005. Current performance to date, including in the current quarter, show the Company to be on par with its objectives.

Selected Annual Information

Period Ended	2003 Dec. 31 (audited)	2002 Dec. 31 (audited)	2001 Dec. 31 (audited)
Total Revenue	$ -	$ -	$ -
Income (loss) before extraordinary items	$ (1,561,195)	$ (4,659,665)	$ (4,805,795)
Basic per share	$ (0.04)	$ (1.32)	$ (1.47)
Diluted per share	$ (0.04)	$ (1.32)	$ (1.47)
Net Income (loss)	$ (1,561,195)	$ 4,971,401	$ (4,805,795)
Basic per share	$ (0.04)	$ 1.41	$ (1.47)
Diluted per share	$ (0.04)	$ 1.25	$ (1.47)
Total Assets	$ 2,966,323	$ 531,787	$ 1,847,681
Total Long-term Financial Liabilities	$ -	$ 500,000	$ 500,000
Cash Dividends	$ -	$ -	$ -
Weighted Average Shares Outstanding	38,464,533	3,525,086	3,270,983

As further discussed in this report, the Company went through a period primarily aimed at acquiring financing and negotiating extensions from its existing creditors. The costs of which were substantial accrued interest charges. As a negligible amount was paid in settlement of the largest balance, a sizeable recovery was booked in the 2002 fiscal year. Only in 2003 were sufficient funds raised to return to the Company's focus of lottery system development and steps to satisfy plans for online lottery operations implementation target for 2004. However, for most of 2003, additional settlement costs and restructuring activity were incurred. These final cleanup steps helped lead the Company's financial activity to focus solely on its development and normal operating objectives.

Results of Operations

The current net loss of $785,488 ($269,913 loss for the quarter) is consistent with expectations for the development stage of the Company's current cycle to full profitable operations. The Company is in the last stages of development and preparation for the lottery implementation in Southern Vietnam and following the last major acquisition stage, involving the terminals purchase*, the marketing roll out and revenue generation period is expected to commence around the 1st quarter of 2005. Periods preceding the April

Results of Operations (Continued)

7, 2003 financings and debt settlement closings, including in smaller part the two quarters following this closing, reflected accrued activity and stayed operations while the Company sought a project compatible restructured financing. Direct comparisons do not reflect appropriate insights into the Company's current performance. The Company's current efforts reflect development of the online systems for delivery early next year without significant past clean up issues reflecting in the current quarters performance.

* (The terminals purchase involves the Company purchasing the retail ticket sales terminals for the online system. With current cash reserves the Company could proceed with a minimal purchase and marketing introduction, however it will require additional financing to complete the purchase transaction. However, it is the desire of the Company, in light of the potential yield, to proceed with a larger terminal and marketing launch. Therefore, the Company is considering additional financing options to capitalize on this opportunity.)

Summary of Quarterly Results

Period Ended	2004 Sep. 30 Qtr 3	2004 June 30 Qtr 2	2004 Mar. 31 Qtr 1	2003 Dec. 31 Qtr 4	2003 Sep. 30 Qtr 3	2003 June 30 Qtr 2	2003 Mar. 31 Qtr 1	2002 Dec. 31 Qtr 4
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before extraordinary items	$(269.913)	$(264.963)	$(250.612)	$(560.981)	$(311.960)	$121.107	$(809.361)	$(711.247)
Basic per share	$ -	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)
Diluted per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	$(269.913)	$(264.963)	$(250.612)	$(560.981)	$(311.960)	$121.107	$(809.361)	$(711.247)
Basic per share	$ -	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)
Diluted per share	-	-	-	-	-	-	-	-

Prior quarter review of the Company is a difficult problem for determining trends in behaviour, given that the Company transitioned through three phases; search for financing, restructuring, and now development of internal systems. Throughout 2002, for instance, substantial amounts were accrued for interest on debts. These were retired by the beginning of the 2nd quarter of 2003. The quarters following the restructuring in April of 2003 continue to contend with settlements and final repositioning of the Company, but became more representative of the costing behaviour in the development stage. The current quarter is indicative of the Company's current activity as it moves to introduce the online lottery system in Southern Vietnam early next year.

Liquidity

There was a decline in working capital for the nine months ended September 30, 2004, from $2,287,358 to 1,668,114, a difference of $619,244 from the prior year end (or a difference of $212,931 from the prior quarter). As with the prior quarter, this change is entirely due to continued overhead and direct development costs being incurred per Company objectives relating to the lottery system completion and introduction early next year.

The Company requires the revenue contemplated following the implementation stage of the lottery system to continue with its liquidity in the long term. A significant portion is anticipated to be expended during this implementation process. The Company is confident that revenues immediately following the onset of operations in Southern Vietnam will be sufficient to buoy the Company through its long term growth and achievement of profitability targets.

A chosen measure by the Company is to maximize on its current opportunity in Southern Vietnam by seeking further financing to enhance the magnitude of its launch into the region with a substantial marketing effort, as well as an increase in the number of retail terminals being purchased and distributed within the market.

In May 2004, the Corporation executed an agreement with the Centre For Micro-Electronics And Information Technology ("IMET") for the manufacture of the terminals for the Corporation in accordance with the specifications and in satisfaction of its contractual obligations to provide terminals for the launch of the Ho Chi Minh City modern online lottery program. The agreement with IMET allows for pricing at various volume levels. The minimum number of terminals to satisfy the Corporation's commitment to the Ho Chi Minh City lottery program is 600 terminals. Therefore, the agreement with IMET requires a purchase of $1,867,380 USD, which includes unit price, packaging, transportation and warranty.

On September 20, 2004 the Corporation announced that it had entered into a letter of engagement with Wolverton Securities Ltd. ("Wolverton") pursuant to which Wolverton has agreed to sell, on a commercially reasonable efforts basis by way of a private placement, up to 7,000,000 units of the Corporation at a purchase price of $0.35 per unit for gross proceeds of up to $2,450,000.00. The net proceeds from this private placement will be used for the purchase of equipment and marketing activities related to its contract to supply technology to the Government of Vietnam for the implementation and operation of a national online lottery program in Ho Chi Minh City (formerly Saigon) Vietnam.

The anticipated enhancement to the Company's liquidity and profitability, in the short and long term, fully warrant this effort.

The Company is well positioned for its current efforts as no debt currently exists and the small amount of trade payables are current and can be readily satisfied.

The current warrants and options outstanding, if exercised/converted, would further support the Company's liquidity as it moves forward.

Forward Looking Statements

The information herein may contain forward-looking statements including expectations of future operations, cash flow or earnings. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Additional information on these and other factors that could affect the Corporation's operations or financial results are included in the Corporation's reports on file with Canadian securities regulatory authorities.

Summary of securities as at the end of the reporting period:

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number of options	Exercise Price	Expiry Date
1,450,000	$0.32	November 10, 2008
1,450,000		

Number of warrants	Exercise Price	Expiry Date
18,000,000	$0.25	April 7, 2005
1,500,000	$0.30	April 7, 2005
19,500,000		

d) Number of shares subject to escrow or pooling agreements: 11,000,000

Additional Information

Additional information about the Company, including prior period reporting is available on SEDAR at www.sedar.com.

82-4931


Pacific Lottery
Corporation

NEWS RELEASE

Pacific Lottery Corporation (the "Corporation")

201, 3740F 11A Street N.E., Calgary, Alberta T2E 6M6

FOR IMMEDIATE RELEASE **November 19, 2004**

PACIFIC LOTTERY CORPORATION ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER AND THE ELECTION OF QUAH CHEK TIN TO THE BOARD OF DIRECTORS

Calgary, Alberta - Pacific Lottery Corporation (TSX Venture: LUK) is pleased to announce that Mr. Quah Chek Tin was elected as a director of the Corporation at the Annual General and Special meeting of shareholders held on November 18, 2004. Mr. Quah Chek Tin is also the Executive Director of Genting Berhad, a substantial Malaysian company listed on the Kuala Lumpur Stock Exchange that is also involved in the gaming industry. Mr. Quah Chek Tin replaces Mr. Lim Kok Thay on the board of directors. The Corporation would like to thank Mr. Lim Kok Thay for his service as a director of the Corporation.

The current board of directors of the Corporation consists of David A. Aftergood, Richard W. DeVries, Peter C. Wallis, Dale H. Laniuk, Quah Chek Tin, and Justin Wah Joo Tan.

Additionally, Mr. David W. Jones was appointed as Chief Financial Officer of the Corporation on November 18, 2004. In conjunction with his appointment, Mr. Jones has been granted a stock option to purchase 100,000 common shares at a price of $0.32 per share. Said options carry an expiry date of November 10, 2008. The stock option grant is subject to regulatory approval.

For further information please contact:
David Aftergood, Chief Executive Officer
Telephone: (403) 266-8900
Fax: (403) 266-8909 / E-mail: info@ags.ca

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

PACIFIC LOTTERY CORPORATION
201, 3740F 11A Street N.E., Calgary, Alberta T2E 6M6

ALBERTA SECURITIES COMMISSION
410, 300 - 5th venue S.W.
Calgary, Alberta, T2P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

TSX VENTURE EXCHANGE INC.
10th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Dear Sirs:

Re: Pacific Lottery Corporation ("Pacific Lottery" or the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 51-102F3. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address Reporting Issuer

Pacific Lottery Corporation
201, 3740F 11A Street N.E.,
Calgary, Alberta T2E 6M6

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 2 - Date of Material Change

November 18, 2004

Item 3 - News Release

News Release issued on November 19, 2004 via CNN Matthews Newswire

Item 4 - Summary of Material Change

See Below

Item 5 - Full Description of Material Change

The Corporation announces that Mr. Quah Chek Tin was elected as a director of the Corporation at the Annual General and Special meeting of shareholders held on November 18, 2004. Mr. Quah Chek Tin is also the Executive Director of Genting Berhad, a substantial Malaysian company listed on the Kuala Lumpur Stock Exchange that is also involved in the gaming industry. Mr. Quah Chek Tin replaces Mr. Lim Kok Thay on the board of directors. The Corporation would like to thank Mr. Lim Kok Thay for his service as a director of the Corporation.

The current board of directors of the Corporation consists of David A. Aftergood, Richard W. DeVries, Peter C. Wallis, Dale H. Laniuk, Quah Chek Tin, and Justin Wah Joo Tan

Additionally, Mr. David W. Jones was appointed as Chief Financial Officer of the Corporation on November 18, 2004. In conjunction with his appointment, Mr. Jones has been granted a stock option to purchase 100,000 common shares at a price of $0.32 per share. Said options carry an expiry date of November 10, 2008. The stock option grant is subject to regulatory approval.

Item 6 - Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of the Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David Aftergood
Chief Executive Officer
Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 9 - Date of Report

This report is dated the 19th day of November, 2004.